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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SkyWest, Inc. Confirms Firm Order for Seven E175 jets

São Jose dos Campos, Brazil, November 25, 2014 – Embraer S.A. (BM&FBOVESPA: EMBR3, NYSE: ERJ) and SkyWest, Inc. (SkyWest), have confirmed a firm order for seven E175 jets. The aircraft will be flown by SkyWest Airlines under a Capacity Purchase Agreement (CPA) with Alaska Airlines. The value of the firm order, which will be included in Embraer’s 2014 fourth-quarter backlog, is estimated at USD 301 million, based on 2014 list prices.

These aircraft are part of SkyWest’s previous order for 100 (40 firm and 60 reconfirmable) E175 current generation E-Jets – with an additional 100 options – placed in May 2013, taking the firm order number to a total of 47. The E175s for Alaska Airlines will be configured with 76 seats including 12 First Class seats. Deliveries are scheduled to begin in the second semester of 2015.

“This order confirmation reinforces the superior economics, performance and passenger appeal of the E175 in the U.S. market,” said Paulo Cesar Silva, the President and CEO of Embraer Commercial Aviation. “SkyWest's agreement with Alaska Airlines is a wonderful endorsement of the aircraft and adds a prestigious new operator to our list. In addition, the Embraer E-Jet will be introduced to passengers in a new region of the country.”

“We’re pleased to expand our relationship with Embraer,” said SkyWest, Inc. President Russell “Chip” Childs. “With 15 E175s already flying in the SkyWest network, we couldn’t be more pleased with the design and performance of these state-of-the-art E-Jets.”

SkyWest is the largest regional airline group in the world and is the parent company of SkyWest Airlines and ExpressJet Airlines. Both companies have long histories with Embraer and were early customers for the Embraer EMB 120 Brasilia turboprop aircraft. SkyWest Airlines operates a fleet of approximately 15 E175 and 39 EMB 120 Brasilia aircraft. ExpressJet Airlines operates 226 aircraft of the ERJ 145 family and is the largest ERJ operator in the world.

In a separate deal with Embraer, announced in June of 2013, SkyWest became the launch customer of the E175-E2, ordering 100 aircraft with 100 additional options, for deliveries beginning in 2020. As the leader in the 70 to 130-seat segment, Embraer continues to invest in the E-Jets family, which is flown by some 65 airlines from 45 countries.

About SkyWest, Inc.

SkyWest, Inc. is the holding company for two scheduled passenger airline operations and an aircraft leasing company, and is headquartered in St. George, Utah. SkyWest’s scheduled passenger airline operations consist of SkyWest Airlines, also based in St. George, Utah, and ExpressJet Airlines, based in Atlanta, Georgia. SkyWest Airlines operates as United Express, Delta Connection, American Eagle and US Airways Express under contractual agreements with United, Delta Air Lines, Inc. (“Delta”), American Airlines, Inc. (“American”) and US Airways, Inc., respectively. SkyWest Airlines also operates flights for Alaska Airlines under a contractual agreement. ExpressJet Airlines operates as United Express, Delta Connection, and American Eagle under contractual agreements with United, Delta and American, respectively. System-wide, SkyWest serves markets in the United States, Canada, Mexico and the Caribbean with approximately 3,900 daily departures and a fleet of approximately 740 regional aircraft.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Alaska Airlines

Alaska Airlines, a subsidiary of Alaska Air Group (NYSE: ALK), together with its partner regional airlines, serves more than 100 cities through an expansive network in Alaska, the Lower 48, Hawaii, Canada and Mexico. Alaska Airlines ranked "Highest in Customer Satisfaction Among Traditional Network Carriers" in the J.D. Power and Associates for seven consecutive years from 2008 to 2014. Alaska Airlines' Mileage Plan also ranked highest in the 2014 Airline Loyalty/Rewards Program Satisfaction Report. For reservations, visit www.alaskaair.com. For more news and information, visit the Alaska Airlines Newsroom at www.alaskaair.com/newsroom.

About Embraer Commercial Aviation

Embraer is the world leader in manufacturing commercial jets with up to 130 seats. About 900 airplanes of the ERJ 145 family of regional jets with 37, 44, and 50 seats, have been delivered to airlines since the aircraft were introduced to the market in 1996. The E-Jets family includes four aircraft that have from 70 to 130 seats. With their advanced engineering, high level of efficiency, ergonomic and spacious cabins with two seats on either side of the aisle, and attractive operating economics, the E170, E175, E190, and E195 established a new standard it their category. Since E-Jets entered service in 2004, Embraer has received more than 1,500 firm orders. Over 1,000 E-Jets have been delivered and are in service with some 65 airline companies from 45 countries. Embraer E-Jets are also popular with leasing companies – nearly thirty have added the aircraft to their portfolios. E-Jets are flying with mainline carriers, low-cost and regional airlines, and scheduled tour companies.

In 2013, Embraer launched the second generation of E-Jets, E-Jets E2, consisting of three new airplanes – E175-E2, E190-E2, and E195-E2 – in the 70 to 130 passenger segment. The E190-E2 is scheduled to enter revenue service in the first half of 2018 followed by the E195-E2 in 2019 and the E175-E2 in 2020.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets with up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer